11/26

08006173

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calbo Drilling Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

DEC 11 2008

THOMSON REUTERS

FILE NO. 82- 01401 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/9/08

12g3-2(b) 0082-1401

CABO DRILLING CORP.
Consolidated Financial Statements
Years ended June 30, 2008 and 2007

AR/S
6-30-08

CABO DRILLING CORP.

Management's Statement of Responsibility for Financial Reporting

October 28, 2008

The accompanying consolidated financial statements of Cabo Drilling Corp. have been prepared by management within the framework of Canadian generally accepted accounting principles. The financial information contained elsewhere in this report, including the Management's Discussion and Analysis ("MD&A"), has been reviewed to ensure consistency with the financial statements.

Management has established a system of internal controls to meet its responsibility for reliability and accuracy of financial reporting based on the accounting principles summarized in the notes to the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility primarily through the Audit Committee and by meeting quarterly to review management's decisions, estimates and uncertainties.

The Audit Committee of the Board of Directors, composed of four independent directors, has reviewed the consolidated financial statements with management and the external auditors. The Audit Committee meets quarterly to review the consolidated financial statements and the MD&A prior to their recommendation for approval to the Board of Directors.

Morgan and Company Chartered Accountants, an independent firm of chartered accountants, has been appointed as external auditors by the shareholders. They have audited the consolidated financial statements and have had full and free access to the Audit Committee. Their report is attached herein.

/s/ JOHN A. VERSFELT	/s/ CAL LUCYSHYN
John A. Versfelt	Cal Lucyshyn
President and Chief Executive Officer	Controller and Chief Financial Officer

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Cabo Drilling Corp.

We have audited the consolidated balance sheets of Cabo Drilling Corp. as at June 30, 2008 and 2007, and the consolidated statements of operations and comprehensive income, cash flows, and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada — "Morgan & Company"

October 28, 2008 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

CABO DRILLING CORP.
Consolidated Balance Sheets

As at June 30	2008	2007
ASSETS		
Current		
Cash and cash equivalents	$ 785,261	$ 422,337
Marketable securities	116,308	204,460
Accounts receivable	11,960,406	8,832,883
Prepaid expenses	400,994	286,729
Inventories	9,650,369	5,523,630
Future income tax assets (Note 8)	600,000	-
	23,513,338	15,270,039
Property, plant and equipment (Note 4)	14,167,759	10,818,774
Long-term investment (Note 5)	685,714	878,082
Future income tax assets (Note 8)	330,000	-
	$ 38,696,811	$ 26,966,895
LIABILITIES		
Current		
Demand loans (Note 6)	$ 5,125,449	$ 2,414,819
Accounts payable and accrued liabilities	7,669,863	5,242,013
Unearned revenue	2,572,522	2,656,579
Income tax payable	165,128	897,469
Current portion of long-term debt (Note 7)	700,101	787,509
	16,233,063	11,998,389
Long-term debt (Note 7)	1,480,389	1,454,872
Future income tax liabilities (Note 8)	887,000	202,550
	18,600,452	13,655,811
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	29,287,865	25,492,761
Contributed surplus	1,892,032	1,880,117
Accumulated other comprehensive loss	(494,497)	(269,500)
Deficit	(10,589,041)	(13,792,294)
	20,096,359	13,311,084
	$ 38,696,811	$ 26,966,895

Approved on behalf of the Board of Directors

/s/ John A. Versfelt, Director

/s/ Thomas G. Oliver, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Comprehensive Income

For the years ended June 30	2008	2007
Revenue	$ 58,644,551	$ 38,444,608
Direct costs	44,901,828	28,977,612
Gross profit	13,742,723	9,466,996
Expenses		
General and administrative	7,284,564	5,523,157
Stock based compensation (Note 9)	19,639	340,000
Amortization	2,400,067	1,686,511
Interest income	(6,953)	(15,867)
Interest expense	392,804	255,515
(Gain) loss on foreign exchange	(105,138)	86,649
Other expense (income)	34,590	(32,437)
	10,019,573	7,843,528
Income before other items and income taxes	3,723,150	1,623,468
Other items		
Gain on disposition of assets	228,258	15,188
Write down of resource properties	-	(50,956)
Income before income taxes	3,951,408	1,587,700
Income tax expense (recovery) (Note 8)		
Current	993,703	933,670
Future	(245,548)	(272,468)
	748,155	661,202
Net income for the year	3,203,253	926,498
Other comprehensive loss		
Unrealized losses on available-for-sale financial assets arising during the year	(224,997)	(269,500)
Comprehensive income for the year	$ 2,978,256	$ 656,998
Earnings per share		
Basic	$ 0.07	$ 0.03
Diluted	$ 0.07	$ 0.03
Weighted average number of common shares outstanding		
Basic	46,411,400	35,716,804
Diluted	46,428,203	35,716,804

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Cash Flows

For the years ended June 30	2008	2007
Cash flows from (used in) Operating Activities		
Net income for the year	**$ 3,203,253**	$ 926,498
Items not involving cash:		
Amortization	**2,400,067**	1,686,511
Gain on disposition of assets	**(228,258)**	(15,188)
Stock based compensation	**19,639**	340,000
Future income tax	**(245,548)**	(272,468)
	5,149,153	2,665,353
Changes in non-cash working capital items (Note 12)	**(5,757,076)**	(2,130,915)
	(607,923)	534,438
Cash flows from (used in) Investing Activities		
Property, plant and equipment purchases	**(5,472,854)**	(4,098,487)
Proceeds from sale of assets	**629,784**	57,378
Purchase of long-term investments	**-**	(1,200,000)
	(4,843,070)	(5,241,109)
Cash flows from (used in) Financing Activities		
Shares issued for cash	**3,787,380**	3,248,950
Share issue costs	**-**	(212,620)
Net increase in demand loans	**2,710,630**	1,371,616
Repayment of long-term debt	**(684,093)**	(900,194)
Additional long-term debt	**-**	506,427
	5,813,917	4,014,179
Increase (decrease) in cash and cash equivalents during the year	**362,924**	(692,492)
Cash and cash equivalents, beginning of year	**422,337**	1,114,829
Cash and cash equivalents, end of year	**$ 785,261**	$ 422,337

Supplementary cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Shareholders' Equity
For the years ended June 30, 2008 and 2007

	SHARE CAPITAL		CONTRIBUTED	ACCUMULATED OTHER COMPREHENSIVE		
	NUMBER	AMOUNT	SURPLUS	LOSS	DEFICIT	TOTAL
Balance, June 30, 2006	31,300,836	$ 25,974,398	$ 1,540,117	$ -	$ (14,718,792)	$ 12,795,723
Shares issued for private placements	8,663,867	3,248,950	-	-	-	3,248,950
Shares issued for finder's fees	240,643	90,241	-	-	-	90,241
Share issue costs	-	(302,861)	-	-	-	(302,861)
Return of capital – distribution of IMMC shares (Note 5)	-	(3,517,967)	-	-	-	(3,517,967)
Stock based compensation	-	-	340,000	-	-	340,000
Unrealized losses on available-for-sale financial assets	-	-	-	(269,500)	-	(269,500)
Net income for the year	-	-	-	-	926,498	926,498
Balance, June 30, 2007	40,205,346	25,492,761	1,880,117	(269,500)	(13,792,294)	13,311,084
Shares issued for exercise of warrants	7,520,167	3,766,630	-	-	-	3,766,630
Shares issued for exercise of stock options	41,500	28,474	(7,724)	-	-	20,750
Stock based compensation	-	-	19,639	-	-	19,639
Unrealized losses on available-for-sale financial assets	-	-	-	(224,997)	-	(224,997)
Net income for the year	-	-	-	-	3,203,253	3,203,253
Balance, June 30, 2008	**47,767,013**	**$ 29,287,865**	**$ 1,892,032**	**$ (494,497)**	**$ (10,589,041)**	**$ 20,096,359**

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in British Columbia, Canada, and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following wholly-owned subsidiaries: the Cabo Drilling (Ontario) Corp., the Cabo Drilling (Atlantic) group, the Stratacan group, the Cabo Drilling (Pacific) group, Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, and Cabo Drilling (Panama) Corp.

2. ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of less than ninety days.

c) Marketable securities and long-term investment

In accordance with the recommendations of section 3855 "Financial Instruments – Recognition and Measurement" of the Canadian Institute of Chartered Accountants ("CICA") Handbook, the Company has designated its marketable securities and long-term investment, comprising of shares listed on a recognized stock exchange, as available-for-sale securities and reports them at fair value. The amounts by which fair values for these securities differ from written down cost represent unrealized gains and losses and are recognized in other comprehensive income (loss). All realized gains and losses are recognized in net income (loss) in the period of disposition. The fair value of these securities is market value. The market value of publicly traded securities is based on quoted market prices.

d) Inventories

Inventories are comprised of spare parts and operating supplies for drilling, field equipment, and work-in-progress. Work-in-progress is comprised of equipment and personnel mobilization and de-mobilization costs segregated for specific projects and incurred prior to contract completion.

Work in progress and inventories are recorded at the lower of cost and net realizable value. Net realizable value on inventories is measured by replacement cost at the financial reporting date. Cost of work in progress is determined by specific identification of individual costs including charges for labour, supplies and overhead using the standard cost method. The cost of inventories is determined using the weighted average cost formula.

2. ACCOUNTING POLICIES (continued)

e) Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is provided using the straight-line method at the following rates:

	Amortization Rate
Parking lot	8%
Buildings	5%
Computer & office equipment	30%
Software	20%
Vehicle & equipment	20%
Drilling & field equipment	15%

Costs incurred to repair or maintain property, plant and equipment are expensed as incurred. Assets under capital lease are amortized according to the classification of the specific assets using the above rates.

f) Financial instruments – Recognition and measurement

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables, and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

g) Revenue recognition

Revenues from drilling contracts are recognized on the basis of actual metres/footage drilled for each contract. Revenues from ancillary services are recorded when the services are rendered. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Contract prepayments and amounts pre-billed for mobilization and de-mobilization equipment and personnel moves are deferred to unearned revenue until performance is accomplished.

h) Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management estimates as additional information becomes available in the future.

Significant areas requiring the use of management estimates relate to the useful lives of property, plant and equipment for amortization purposes, inventory valuation, determination of income and other taxes, assumptions used in compilation of stock-based compensation and amounts recorded as accrued liabilities.

2. ACCOUNTING POLICIES (continued)

i) Non-monetary transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In those circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

j) Foreign currency translation

Transactions in foreign currencies and financial statements of integrated subsidiaries are translated using the temporal method as follows:

- Monetary assets and liabilities at the rate prevailing at the balance sheet date.
- Non-monetary assets and liabilities at historical rates.
- Revenue and expenses at the average rate in effect during the year.
- Exchange gains or losses are recorded in the consolidated statements of operations and comprehensive income.

k) Income taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

l) Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they were outstanding. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

m) Share capital

i) Non-monetary consideration

Shares, agent's warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX Venture Exchange ("TSX.V") on the date of the agreement to issue shares as determined by the Board of Directors.

2. ACCOUNTING POLICIES (continued)

m) Share capital (continued)

ii) Stock based compensation

The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. Stock based compensation is recognized as expense with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

iii) Share issue costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issue costs related to uncompleted share subscriptions are charged to operations.

iv) Fair value of warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method to determine the fair value of warrants issued. The value of warrants issued to brokers is determined by using the Black-Scholes model.

n) Variable interest entities

The CICA issued Accounting Guidelines 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. As at June 30, 2008 and 2007, the Company has determined that it does not have a primary beneficiary interest in VIE.

o) Comprehensive income

Effective July 1, 2006, the Company adopted CICA Handbook Section 1530, which establishes standards for reporting and presenting comprehensive income, defined as the change in equity from transactions and other events from non-owner sources. Accordingly, a new consolidated statement of operations and comprehensive income now forms part of the Company's consolidated financial statements and displays current period net income and other comprehensive loss. Other comprehensive loss consists of unrealized losses on available-for-sale financial assets. The cumulative changes in other comprehensive loss are included in accumulated other comprehensive loss, which is a new category within shareholders' equity in the consolidated balance sheet.

2. ACCOUNTING POLICIES (continued)

p) Comparative figures

Certain prior year's comparative numbers have been reclassified to conform to current year's financial statement presentation.

3. CHANGES IN ACCOUNTING POLICIES

a) Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

b) Financial instruments – Disclosures and presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

c) Accounting changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

3. CHANGES IN ACCOUNTING POLICIES (continued)

d) Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

e) Capital disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

f) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. PROPERTY, PLANT AND EQUIPMENT

	2008			2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	41,788	7,712	34,076	37,374	4,148	33,226
Buildings	1,028,609	147,749	880,860	869,874	99,875	769,999
Computer & office equipment	515,410	352,685	162,725	402,119	236,223	165,896
Software	240,919	82,881	158,038	195,807	70,611	125,196
Vehicle & equipment	1,705,249	618,427	1,086,822	1,488,156	437,921	1,050,235
Drilling & field equipment	13,553,690	3,683,906	9,869,784	9,781,529	2,275,186	7,506,343
Assets under capital lease	2,262,165	430,957	1,831,208	1,205,567	181,934	1,023,633
	$19,492,076	$ 5,324,317	$14,167,759	$14,124,672	$ 3,305,898	$10,818,774

Included in drilling & field equipment is equipment under construction of $398,079 (2007 - $100,506). These drills were not available for use at June 30, 2008.

5. LONG-TERM INVESTMENT

	2008	2007
Investment in IMMC	$ 878,082	$ 1,200,000
IMMC shares received from sale of resource properties	-	3,500,000
	878,082	4,700,000
Return of capital distribution	-	(3,517,967)
Other comprehensive loss	(192,368)	(303,951)
	$ 685,714	$ 878,082

On December 29, 2006, the Company sold its resource properties to International Millennium Mining Corp. ("IMMC"), a TSX.V public company with common directors and officers, in exchange for 10,000,000 units in IMMC. Each unit consists of one common share and one-third of a warrant exercisable at $0.35 per share for a two-year period.

During the fiscal year 2007, the Company participated in a private placement of IMMC and purchased 3,428,571 units in IMMC for a total cost of $1,200,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year period.

Pursuant to the sale agreement, the Company redistributed 10,051,336 units in IMMC to its Shareholders on a ratio of one IMMC unit for every four shares of the Company held as of the record date of January 11, 2007. The net effect was that Shareholders continued to hold their shares of the Company and received units in the capital of IMMC. After the distribution of the IMMC units, the Company owned 3,377,235 shares and 3,411,459 warrants of IMMC at June 30, 2008 and 2007. As of June 30, 2008, the 3,377,235 shares of IMMC had a market value of $0.20 (2007 - $0.26) per share. As a result, the Company recorded an unrealized loss of $192,368 (2007 - $303,951) on the consolidated statements of operations and comprehensive income.

5. LONG-TERM INVESTMENT (continued)

Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed, the Company distributed 739,873 (2007 - 7,493,710) shares and 22,405 (2007 - 2,497,844) warrants to the Company's non-US Shareholders during the fiscal year 2008. As of June 30, 2008, the Company was holding 1,817,753 (2007 - 2,557,626) undistributed shares and 830,196 (2007 - 852,601) undistributed warrants in trust for its US Shareholders.

6. DEMAND LOAN FACILITIES

	2008	2007
The Company's credit facilities are as follows:		
Demand loan facility of $600,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	$ 350,000	$ 470,000
Demand loan facility of $500,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	383,324	483,333
Demand loan facility of $400,000, bearing interest at prime plus 1%, secured by promissory notes and general security agreement over certain assets of the Company. The loan is payable in monthly instalments of $6,667, plus interest, maturing 2013.	386,666	-
Operating line of credit facility of up to $5,000,000 (2007 - $2,500,000), bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over certain assets of the Company.	4,005,459	1,461,486
	$ 5,125,449	$ 2,414,819

7. LONG-TERM DEBT

	2008	2007
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	$ **741,654**	$ 841,835
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $6,056, secured by certain equipment, maturing from 2007 to 2008.	**280,632**	497,747
Capital leases, bearing interest at rates ranging from 3.84% to 16.24%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2006 and 2010.	**122,226**	223,487
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	**121,032**	241,956
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $15,572, secured by certain equipment, maturing in 2010.	**292,744**	437,356
Capital lease, bearing interest at 5.93%, payable in monthly instalments ranging from $2,443 to $6,267, secured by certain equipment, maturing in 2013.	**622,202**	-
	2,180,490	2,242,381
Less: Current portion	**(700,101)**	(787,509)
	$ **1,480,389**	$ 1,454,872

The required annual principal and interest repayments on long-term debt are as follows:

1 – 12 months	$ **821,285**
13 – 24 months	**531,817**
25 – 36 months	**337,133**
37 – 48 months	**296,673**
49 – 60 months	**297,822**
Thereafter	**267,399**
	2,552,129
Less: Imputed interest	**(371,639)**
Principal payments	$ **2,180,490**

8. INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

	2008	2007
Statutory tax rate	34%	34%
Expected income tax provision	$ 1,327,000	$ 573,000
Effect of change in tax rate	20,000	84,000
Non-deductible differences and other	49,000	201,000
Property, plant and equipment	134,000	13,000
Utilization of tax losses	(781,845)	(209,798)
Income tax provision	$ 748,155	$ 661,202

Significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007
Assets:		
Tax losses carried forward	$ 988,000	$ 1,344,000
Share issue costs	91,000	196,000
Resource properties and other	283,000	337,000
	1,362,000	1,877,000
Valuation allowance	(432,000)	(1,268,550)
	930,000	608,450
Liabilities:		
Property, plant and equipment	(887,000)	(811,000)
Net future income tax assets (liabilities)	$ 43,000	$ (202,550)

The Company has available tax losses of approximately $3,215,000 (2007 - $3,652,000) that may be offset against future Canadian taxable income. These losses expire as follows:

2009	$ 22,000
2010	15,000
2014	317,000
2015	480,000
2016	818,000
2027	1,317,000
2028	246,000
	$ 3,215,000

9. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

For the year ended June 30, 2007, the Company completed non-brokered private placements of 7,468,867 units and brokered private placements of 1,195,000 units at $0.375 per unit for gross proceeds of $3,248,950. Each unit consisted of one common share of the Company and one warrant (Note 9(d)). The Company paid broker and non-broker fees totalling $212,620 cash and 240,643 shares at $0.375 per share.

c) Stock options

At June 30, 2008, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
58,334	$0.50	January 22, 2009
58,334	$0.65	January 22, 2009
58,333	$0.75	January 22, 2009
16,667	$0.50	October 1, 2009
16,666	$0.75	October 1, 2009
16,666	$1.00	October 1, 2009
232,635	$0.65	October 18, 2009
531,681	$0.75	October 18, 2009
232,684	$0.85	October 18, 2009
287,491	$0.65	June 19, 2010
305,499	$0.75	June 19, 2010
287,510	$0.85	June 19, 2010
125,000	$0.65	January 22, 2011
125,000	$0.75	January 22, 2011
125,000	$0.85	January 22, 2011
2,477,500		

All options are currently exercisable. On June 19, 2007, the Company repriced 1,194,000 stock options previously granted to its employees, directors, officers and consultants in October 2004 and October 2005 from an exercise price of $0.80 to $0.65/$0.75/$0.85.

9. SHARE CAPITAL (continued)

c) Stock options (continued)

A summary of the changes in stock options for the years ended June 30, 2008 and 2007 is presented below:

	Number of Options	Price	Expiry
Balance, June 30, 2006	2,328,000		
Options granted	33,333	$0.50	October 1, 2008
Options granted	33,333	$0.75	October 1, 2008
Options granted	33,334	$1.00	October 1, 2008
Options granted	330,833	$0.65	June 19, 2010
Options granted	348,833	$0.75	June 19, 2010
Options granted	330,834	$0.85	June 19, 2010
Options granted	50,000	$0.65	January 22, 2011
Options granted	50,000	$0.75	January 22, 2011
Options granted	50,000	$0.85	January 22, 2011
Options expired or forfeited	(909,000)		Various
Balance, June 30, 2007	2,679,500		
Options granted	26,662	$0.65	October 18, 2009
Options granted	64,669	$0.75	October 18, 2009
Options granted	26,669	$0.85	October 18, 2009
Options exercised	(41,500)	$0.50	
Options expired or forfeited	(278,500)		Various
Balance, June 30, 2008	2,477,500		

The weighted average fair value of the 118,000 (2007 – 1,260,500) options granted and the Nil (2007 - 1,194,000) options re-priced during the year was estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Dividend rate	**Nil**	Nil
Risk free rate	**3.98%**	3.92%-4.61%
Expected life (years)	**1.5**	1.5
Expected volatility	**85%**	67%-72%

The weighted average fair value per share granted was $0.17 (2007 - $0.14). Compensation expense of $19,639 (2007 - $340,000) for the year ended June 30, 2008 was charged to the consolidated statements of operations and credited to contributed surplus.

9. SHARE CAPITAL (continued)

d) Share purchase warrants

A summary of the changes in share purchase warrants for the years ended June 30, 2008 and 2007 is presented below:

	Number of Warrants	Price	Expiry
Balance, June 30, 2006	-		
Warrants issued	7,468,867	$0.50	December 29, 2008*
Warrants issued	1,195,000	$0.50	January 10, 2009*
Balance, June 30, 2007	8,663,867		
Warrants exercised	(7,520,167)	$0.50	
Warrants expired	(1,143,700)	$0.50	
Balance, June 30, 2008	-		

* During the year, the expiry date of the warrants were changed to one half of the 8,663,867 warrants to expire on August 31, 2007, and the balance to expire on October 31, 2007, as the Company's stock closed at prices equal to or greater than $0.60 for twenty consecutive days starting June 13, 2007.

10. RELATED PARTY TRANSACTIONS

	2008	2007
Management and accounting services charged by a company controlled by a director.	$ **188,910**	$ 176,583
Amount due to company at June 30	**12,916**	15,055
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	**44,018**	244,096
Amount due to company at June 30	**-**	2,660

Included in marketable securities is an investment of $28,800 (2007 – $49,200) in a company with a common officer.

During the year, the Company performed drilling services for IMMC for $344,924 (2007 - $Nil). At June 30, 2008, $112,341 (2007 - $Nil) was due from IMMC.

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

11. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

The Company's operations are divided into two geographic segments: Canada and the United States ("USA"), and other foreign countries. The services provided in each of the reportable drilling segments are essentially the same. The accounting policies of the segments are the same as those described in Notes 2 and 3. Data relating to each of the Company's reportable segments is presented as follows:

	2008	2007
Revenue		
Canada and USA	$ 47,554,288	$ 37,001,659
Other foreign countries	11,090,263	1,442,949
	$ 58,644,551	$ 38,444,608
Net income (loss)		
Canada and USA	$ 2,247,234	$ 1,195,288
Other foreign countries	956,019	(268,790)
	$ 3,203,253	$ 926,498
Property, plant and equipment		
Canada and USA	$ 12,085,866	$ 9,465,642
Other foreign countries	2,081,893	1,353,132
	$ 14,167,759	$ 10,818,774
Amortization		
Canada and USA	$ 2,236,459	$ 1,614,251
Other foreign countries	163,608	72,260
	$ 2,400,067	$ 1,686,511

12. SUPPLEMENTARY CASH FLOW INFORMATION

	2008	2007
Interest received	$ 6,953	$ 15,867
Interest paid	$ 392,804	$ 255,515
Income taxes paid	$ 1,065,835	$ 865,481

12. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

Non-cash investing and financing activities:

		2008		2007
Acquisition of assets under capital lease	$	622,202	$	611,656
Shares issued for finder's fees		-		90,241
Sale of resource properties for IMMC shares		-		3,500,000
Return of capital – distribution of IMMC shares		-		3,517,967

Changes in non-cash working capital items:

		2008		2007
Marketable securities	$	-	$	143,020
Accounts receivable		(3,127,524)		(3,323,634)
Prepaid expenses		(114,265)		7,380
Inventories		(4,126,739)		(1,868,404)
Accounts payable and accrued liabilities		2,427,850		139,480
Unearned revenue		(84,057)		1,951,690
Income tax payable		(732,341)		819,553
	$	(5,757,076)	$	(2,130,915)

13. CONTINGENCIES

The Company is involved in various legal claims and legal notices arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. Any amounts awarded as a result of these actions will be reflected when known.

14. SUBSEQUENT EVENTS

Subsequent to year-end, the Company granted 587,000 incentive stock options to employees. Under the terms of its Stock Option Plan, the Company granted the right to purchase up to 137,981 common shares of the Company at $0.65 per share, up to 311,006 common shares at $0.75 per share, and up to 138,013 common shares at $0.85 per share, with an expiry date of July 30, 2011.

Cabo Drilling Corp.
Form 51-102F1
Management Discussion and Analysis
For the Year Ended June 30, **2008**

This Management Discussion and Analysis ("MD&A") is prepared as of October 28, 2008, and should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2008, which are prepared in accordance with Canadian generally accepted accounting principles.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial conditions, results of operations, cash flows, development activities and businesses. Actual events or results may differ materially from those reflected in the Company's forward-looking statements, due to a number of known and unknown risks, uncertainties and other factors affecting the Company's business and the mining industry generally. These factors, include, but are not limited to, fluctuations in metals prices and financings for the mineral exploration industry and other factors that affect demand for the Company's services, industry competition, the need to effectively integrate acquired businesses, uncertainties as to the Company's ability to implement its business strategy, domestic and global political and economic conditions, the Company's ability to attract and retain key personnel, and other risks and uncertainties described under the heading "Risk Factors".

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report. The Company does not undertake to update any forward-looking statement, whether written, or oral that may be made from time to time by the Company or on the Company's behalf, except as may be required under applicable securities laws. The forward-looking statements contained in this report are expressly qualified by this statement.

Non-GAAP Measures

In this annual report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation, stock-based compensation and other items), as we believe that this information will assist investors in understanding the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Corporate Overview

Cabo Drilling Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, and geotechnical drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada); Montreal (Quebec); Kirkland Lake, Ontario (Central Canada, Northern Canada and Northern Quebec); Surrey, British Columbia & Whitehorse, Yukon (Western & Northern Canada and the United States); Hermosillo, Sonora; Mexico; Panama City, Panama (Central America), and Seville, Spain (Western Europe).

Highlights and Overall Performance

The Company recorded record revenues for the year of $58.64 million compared to $38.44 million for the fiscal year ending June 30, 2007. In addition to the revenue growth internationally, our Ontario division recorded substantial growth during the year and we continued to see strong results from our Atlantic division.

Cabo's expansion was fuelled by an increased number of drills in the international market and an increased number of employees worldwide. Cabo added eight drills to the international market during the fiscal year 2008 resulting in international revenue growth of 21% of consolidated revenues for the year, compared to only 5% in fiscal 2007. This expansion was carried out evenly between the divisions in Spain, Panama, Mexico and the United States. At June 30, 2008 we had four drills in Spain, two drills in Liberia, five drills in Panama, three drills in Mexico and three in the United States.

During the first four months of fiscal 2009, seven more drills were added to the Company's international fleet, now totalling 24 of 111 drills owned by the Company. With the dramatic downturn in the financial and commodity markets, the Company does not expect to increase its fleet, nor make significant capital expenditures. On the other hand, it is likely that our drills will be moving between divisions, taking advantage of new contracts in areas that need more drills.

Looking Forward

Management's expectation is that its growth cycle peaked in the first quarter of fiscal 2009. Drill and inventory rationalization in the seven areas of the world, where the Company now works, is taking place on an ongoing basis. Further, Management is focused on reducing debt, cutting costs, dramatically reducing capital and inventory expenditures and increasing cash. Cabo Drilling is fortunate that with five new general managers in the past year it has an excellent team of professionals with many years of experience in expanding, as well as retreating markets.

In order to improve on profitability in an environment of decreasing demand and volatile commodity prices, we must be relentless on cost control and reducing our spending, while at the same time maintaining our experienced workforce, enforcing our high safety standards, and remaining focused on high employee relations and customer relations.

Training and safety have always been a vital part of our Company. It is our policy that all employees receive training in their specific work tasks to protect their health and safety. Through training, Cabo Drilling provides employees with the knowledge and skills they need to do their jobs safely. From day one, Cabo Drilling Corp. placed a priority on the development and use of safe work habits by all employees. Cabo Drilling's Health and Safety Managers regularly review training practices to ensure federal, provincial, and where applicable, international safety requirements are followed. Cabo's training is designed to meet or exceed government standards

In fiscal 2008, the Company initiated a Raving Fan customer program focused on perfection centered on the customer. The vision is to deliver a very high quality product consistently over and over, meeting the customers' wants and needs. Cabo Drilling has room to grow on this vision and during the present downturn more of Management's focus will be on close working relationships with Cabo's customers to attain our customer goals and needs.

Consolidated Annual Financial Results

Cabo recorded a 53% growth in revenues during the 2008 year to $58.64 million compared to $38.44 million recorded in fiscal 2007. The growth in revenues can be largely attributed to our international operations where revenues increased to 21% of that total, compared to 5% in fiscal 2007. These revenues include operations from Liberia, Spain, Panama, Mexico, and the United States. For fiscal 2008, $12.10 million of the Company's revenues were generated by international operations. The Company also had record revenues in its Ontario and Atlantic Divisions, during the fiscal year, with a 55% increase from the Ontario division and a 25% increase from the Atlantic Division.

Net income, after taxes, increased to $3.20 million for the fiscal year ending June 30, 2008 as compared to a net income of $926,498 recorded in fiscal 2007.

The Company recorded EBITDA (earnings before interest, tax, amortization, and stock-based compensation and other items) of $6.76 million ($0.15 per share basic dilution) in fiscal 2008, a substantial increase from $3.92 million ($0.11 per share basic dilution) in fiscal 2007.

Selected Annual Information

Years Ended June 30 $ (000's)	2008	2007	2006
Revenues	58,645	38,447	28,791
Gross margin	13,743	9,467	5,772
Gross margin as a percentage of revenue	23.4%	24.6%	20.0%
General & administrative	7,285	5,523	5,287
Amortization	2,400	1,687	1,209
Stock based compensation	20	340	100
Asset write-downs	-	51	1,946
Net income (Loss)	3,203	926	(2,762)
Weighted average, common shares outstanding (Basic)	47,411,400	35,716,804	30,976,678
Income (Loss) per share (Weighted Average)	0.067	0.026	(0.088)
Cash flow from operations	5,149	2,665	407
Cash and restricted cash	785	422	1,115
Marketable securities	116	204	313
Total assets	38,697	26,967	22,224
Total liabilities	18,600	13,656	9,428
Working capital	7,280	3,272	3,326
EBITDA	6,764	3.920	530

Drilling Operations by Regions

Revenue for the year ending June 30, 2008 was $58.64 million, compared to $38.44 million in 2007. This represents a 53% increase in revenues year over year. The increase can be attributed primarily to significant growth from our international, Ontario and Atlantic divisions. Revenues from our international divisions represent 19% of fiscal 2008 revenues as compared to 5 % in fiscal 2007. With an increase in the number of drills at our international divisions, management expects international operations to contribute a growing percentage of the Company's total revenue stream.

Revenues ('000s)	2008		2007	
Canada & United States	$47,554	81%	$36,688	95%
Mexico	3,995	7	313	1
Panama	2,904	5	923	2
Spain	4,192	7	520	2

Surface drilling increased $18.13 million or 70% to $44.90 million in fiscal 2008 as compared to $25.96 million in fiscal 2007, while underground drilling increased 20% or $2.21 million from $11.08 million in fiscal 2007 to $13.29 million in fiscal 2008. Geotechnical drilling had no material year over year change.

Revenues ('000s)	2008		2007	
Surface	$44,086	75%	$25,955	68%
Underground	13,292	23	11,081	29
Geotechnical	1,265	2	1,408	3

Direct Costs

Direct costs for the year ended June 30, 2008 were $44.90 million compared to $28.98 million in fiscal 2007. The increase is a direct result of higher activity, which resulted in higher revenue in fiscal 2008. Gross margins for the year ended June 30, 2008 were 23.4% compared to 24.6% during the fiscal year ending June 30, 2007. The Company recorded gross margins in excess of 27% internationally, but this was offset by lower margins earned from our Ontario and Pacific divisions.

General and Administration

General and administrative expenses increased to $7.28 million in fiscal 2008 as compared to $5.52 million last year. At 12.4% as a percentage of revenue in fiscal 2008, general and administration costs have decreased pro-rata year over year from the 14.4% recorded in fiscal 2007. Increased costs can be attributed to additional administration personnel in our international operations, higher travel, higher insurance and professional fees. Salaries and wage expense increased from $3.25 million in fiscal 2007 to $4.70 million in fiscal 2008, as a result of the hiring of additional personnel, but also because this was the most significant year for salary increases for all administration and management personnel who had received marginal increases in previous years. The Company's international expansion during fiscal 2008 resulted in increased total corporate travel costs to $461,049 as compared to $206,070 incurred during fiscal 2007.

Overall, the international divisions incurred $844,204 in administration costs during the fiscal year ending June 30, 2008 compared to $260,439 in fiscal 2007. Management does not expect to see any increase in general and administration costs in the second half of fiscal 2009, now that the last new international operation, Albania, is in place as of October 2008. We will be building on our bases in seven global regions, moving drills, equipment, inventories and people between the regions as and where required.

Amortization

Amortization of property, plant and equipment for the fiscal year ending June 30, 2008 increased to $2.40 million compared to $1.69 million during fiscal 2007. The increase is due to the acquisition of $5.37 million of capital assets within the last fiscal year.

Interest Expense

The Company incurred a $392,804 interest expense during fiscal year ending June 30, 2008, compared to $255,515 incurred during fiscal 2007. Increased interest charges during the year are primarily due to higher utilization of the demand loan and operating line to finance the increased inventory and new capital leases for drilling equipment.

Stock Based Compensation Expenses

Stock based compensation decreased in fiscal 2008 to $19,639 from $340,000 in fiscal 2007. Only 118,800 share options were granted during fiscal year 2008, as compared to the grant of 1,160,500 share options during fiscal year 2007 of which 387,500 options replaced those that expired on June 18, 2007. The Company also re-priced 989,000 options that were to expire on October 18, 2007 from $0.80 per share to an average price of $0.75 per share and extended the exercise period to October 18, 2009.

Income Taxes

The provision for income tax for the year was $748,155 compared to $661,202 for the prior year. The Company's effective tax rate for fiscal 2008 was 19% versus 45% for fiscal 2007. The reduction in the Company's effective tax rate can be attributed to the realization of tax losses during the fiscal year with a future income tax benefit of $930,000. This tax benefit was partially offset by recognizing a tax liability of $887,000. This liability was recognized due to the differences between the net book value of our capital assets and the tax value of our assets.

Consolidated Financial Position

Consolidated total assets increased in fiscal 2008 to $38.70 million at June 30, 2008 from $26.97 million at June 30, 2007. The increase is primarily due to additions to our capital asset base, higher inventory and increased total accounts receivable at June 30, 2008. The increase in accounts receivable has grown in conjunction with the increased revenues, whereas inventory increased in all international divisions and the Ontario division as a result of increased business.

Consolidated total liabilities increased by $4.94 million to $18.60 million at June 30, 2008, from $13.66 million at June 30, 2007, primarily as a result of the increased term and operating line borrowings required to fund the increased inventory, receivables and capital assets. Accounts payable also increased by 46% to $7.70 million at June 30, 2008 as compared to $5.24 million to fund the increased inventory.

The Company's current cash (cash and cash equivalents) position at June 30, 2008, is $785,261 compared to $422,337 at June 30, 2007. The increase in cash is primarily due to additional deposits at the international divisions.

Short term investments and marketable securities decreased $88,152, from $204,460 at June 30, 2007, to $116,308 at June 30, 2008. The decrease can be attributed to the disposition of some marketable securities and changes in market prices at June 30, 2008. We have adjusted the value of our holdings at June 30, 2008 as recorded in the comprehensive income statement. At June 30, 2008, the balance of $116,308 consists of shares in Canadian public corporations.

Accounts receivable increased by $3.13 million to $11.96 million at June 30, 2008 from $8.83 million at June 30, 2007. The increase primarily resulted from higher revenues during fiscal 2008. This balance at

June 30, 2008 represents 82% of revenues earned during the fourth quarter of fiscal 2008. Management expects to reduce receivables as the business consolidates.

Inventory levels increased by $4.13 million to $9.65 million at June 30, 2008 from $5.52 million at June 30, 2007, as a result of the expansion into Spain, Panama, and Mexico, as well as growth in the Ontario division. Management anticipates the inventory levels to be reduced as the Company rationalizes its inventory between divisions and implements a management information system that will provide just in time inventory information.

The Company has realized the future tax benefit of tax losses during the year in which the company has recorded a current portion of future tax benefit of $600,000 and a long term tax benefit of $330,000.

Property plant & equipment increased to $14.17 million at June 30, 2008 from $10.82 million at June 30, 2007 an increase of $3.35 million during the year because of additions to the drill and large equipment fleet. The Company invested $5.47 million in new property plant and equipment in the past fiscal year.

The Company owns 3,377,235 shares and 3,411,459 warrants of International Millennium Mining Corp. ("IMMC"). As of June 30, 2008, the 3,377,235 shares of IMMC had a market value of $0.20 per share. As a result, the Company recorded an unrealized loss of $192,638 on the consolidated statements of comprehensive income (loss).

Unearned revenue decreased to $2.57 million from $2.66 million at June 30, 2007. A significant portion represents advances for longer term projects in Spain and Panama. In addition to these advances, the Company requires advances for all new contracts, which advances are applied to the last invoices for each project.

The Company recorded a future income tax liability of $887,000. This liability was recognized due to the differences between the net book value of our capital assets and the tax value of our assets.

As of June 30, 2008, the Company had drawn down $4.00 million on the $5.00 million operating line and $1.10 million on the $1.50 million demand loan. The operating line has been used to finance the increased inventories, receivables and acquisition of capital assets. We anticipate the operating line to be substantially paid down over the first and second quarters of fiscal 2009, as we collect cash from billings for the 4th quarter of fiscal 2008 and the 1st quarter of fiscal 2009.

Total long term debt and capital leases decreased by $61,980 during fiscal 2008 from $2.24 million at June 30, 2007 to $2.18 million at June 30, 2008. Several new leases for equipment were added during the year but this increase was offset by paying off finance contracts and leases that where in place at the beginning of the fiscal year.

Consolidated Fourth Quarter Financial Results

Revenues for the quarter ended June 30, 2008 were $14.63 million compared to $11.68 million in the fourth quarter of fiscal 2007. This represents an increase of $2.95 million or 25% from the fourth quarter of fiscal 2007. During the quarter, we continued to see higher revenues from the international divisions.

Net earnings for the quarter were $581,487 compared to net earnings of $254,905 incurred in the fourth quarter of fiscal 2007. This increase in profit is due to increased revenues in fourth quarter year over year and the realization of the future tax asset.

Fourth quarter gross margin of 20.0% is lower than the prior year's fourth quarter gross margin of 26.5%, primarily due to lower margins earned in the Mexico, Ontario and Pacific divisions.

General and administration expenses increased to $2.50 million in the fourth quarter of fiscal 2008 compared to $1.67 million in the fourth quarter of fiscal 2007. This increase can be attributed to increased travel, an increase in salaries because of additional personnel, additional insurance for the international operations, higher audit fees, and a bad debt allowance of $205,452.

Amortization during the quarter increased $59,158 to 709,391 from $650,233, a relatively insignificant amount.

Interest expense increased to $106,255 during the fourth quarter of fiscal 2008 compared to $94,255 incurred in the fourth quarter of fiscal 2007.

Summary of Quarterly Results

	Q4-08	Q3-08	Q2-08	Q1-08		Q4-07	Q3-07	Q2- 07	Q1- 07
$ Expressed in (000's)									
Revenue	14,634	16,037	13,635	14,339		11,679	8,896	7,372	10,498
Gross Margin	2,918	3,670	3,415	3,740		3,093	1,995	1,904	2,475
Gross Margin %	20.0%	22.9%	25.0%	26.1%		26.5%	22.4%	25.8%	23.6%
General & Administrative	2,499	1,791	1,631	1,364		1,656	1,363	1,238	1,266
EBITDA before asset write downs*	701	1,860	1,853	2,349		1,420	646	687	1,194
Stock-based Compensation	-	19	-	-		328	-	12	-
Amortization	709	627	548	516		650	389	352	295
Income before asset write-downs*	(343)	1,095	1,212	1,759		409	220	270	833
Income (Loss) before Tax	(115)	1,095	1,212	1,759		425	214	349	703
Income (Loss) after Tax	581	731	807	1,084		255	131	211	423
EBITDA* per share	0.015	0.041	0.043	0.054		0.041	0.019	0.018	0.038
Basic Earnings (Loss) per Share	0.012	0.016	0.019	0.025		0.013	0.004	0.005	0.013
Total Assets	38,697	39,827	33,437	31,488		26,967	24,512	25,542	23,254
Total Liabilities	18,600	20,303	14,658	14,815		13,656	9,397	9,564	10,036
Working Capital	7,280	7,437	7,056	6,225		3,272	4,663	4,189	3,503

* Asset write-downs include resource properties, software and goodwill.

Capital Requirements

Cabo has a $10.00 million debt financing facility with HSBC Bank Canada comprised of a $5.00 million operating loan secured by accounts receivable and a $1.50 million demand loan and $3.5 million capital loan/lease facility The demand loan is secured by a general security agreement charge over Company assets and the capital loan/lease facility is secured by the specific asset. The cost for the operating line, demand and capital loan, is Canadian bank prime plus 1% and the capital lease facility is at 3.5% over the three year GIC rate. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years.

The Company also has other loans and lease facilities related to equipment purchases that totalled $816,044 at June 30, 2008. These loans and leases will be paid down over the next three years.
The Company believes that it will be able to generate sufficient cash flow to meet its current and future working capital, capital expenditure and debt obligations. As of June 30, 2008 the Company had drawn down $4.00 million on the $5.00 million operating line, $1.11 million on the $1.50 million demand loan and $603,162 on the $3.50 million capital loan/ lease facility.

Contractual Obligations

The following table represents the Company's future payment obligations:

Long term debt and leases:

Expressed in thousands $ (000's)	**Payments Due by Period**				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	1,259	314	409	269	267
Leases (1)	1,293	507	460	326	-
Total Contractual Obligations	2,552	821	869	595	267

(1) Imputed Interest of $371,639 is included in the payment schedule

Outstanding Share Data

At June 30, 2008, total common shares outstanding were 47,767,013 compared to 40,205,346 common shares outstanding as at June 30, 2007.

During the fiscal year ending June 30, 2008, a total of 7,520,167 warrants were exercised for gross proceeds of $3,766,834 (1,143,700 warrants expired). At June 30, 2008, there are no warrants outstanding.

Employees, officers, and directors are granted options to purchase common shares under the Company's stock option plan. During fiscal 2008, 41,500 options were exercised for proceeds of $20,750 and 278,500 lapsed. The Company also granted 118,000 options, during the fiscal year, to purchase common shares to employees for a period of eighteen months. At June 30, 2008, the Company had 2,477,500 options outstanding.

Commitments

Redistribution of the International Millennium Mining Corp ("IMMC") Units

On December 29, 2006 Cabo closed the sale of its resource properties to IMMC. Pursuant to the transaction, the Company transferred all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consisted of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitled the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two years.

The Company has redistributed 10,051,336 Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company as of the record date January 11, 2007. This distribution included 7,493,710 shares and 2,497,844 warrants of IMMC to the Company's non-US shareholders during the year ending June 30, 2007, and the balance to a trust account for the U.S. shareholders, which trust account at June 30, 2008 includes 1,817,753 undistributed shares and 852,601 undistributed warrants. Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed to shareholders, the Company distributed to or sold on behalf of its shareholders 8,233,583 IMMC shares and distributed 2,497,844 warrants to the Company's shareholders during the fiscal 2007.

As of June 30, 2008, the Company's trust account for its U.S. shareholders commitment is holding 1,817,753 undistributed shares and 852,601 undistributed warrants.

Transactions with Related Parties

Expressed in thousands $ (000's)	Q4-08	Q3-08	Q2-08	Q1-08
John A. Versfelt, Chairman, President and CEO, provides executive management and bookkeeping to the Company through American Resources Management Consultants Inc., a company owned and controlled by Mr. Versfelt	51	51	45	42
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	-	-	27	17

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for and supply of precious, base and strategic metals as well as precious stones. Demand and supply factors for these commodities can change dramatically up and down, as we have witnessed in the past two years, causing dynamic shifts in the supply of drills and drilling personnel from under supply to over supply. The recent financial stress in financial credit and equity markets, as well as significant global currency changes, have caused substantial negative changes to the global metals supply and demand factors, resulting in much uncertainty in the global mining and related services markets. Management has initiated further cost and spending controls, as well as risk management procedures throughout the Company. Largely due to prudent debt management over the past two years, the Company's banking facilities are safe and debt ratios are low. Senior management is very focused on careful cash management, reduction of debt, high customer relations and high employee relations.

Historical corporate strategies of building the long term customer base revenues and attracting new clients, while achieving operating efficiencies will continue; but with the slowdown in growth, management has greater opportunity to be even more focused on basic business principles, including:

1. Improving utilization of existing rigs;
2. Sharing of drills & people between divisions;
3. Actively working to enhance the Company's human capital;
4. Expanding effective capacity per drill;
5. Building and maintaining a highly cost effective organization; and
6. Aggressively promoting and marketing Cabo's services.

During the past two years, the Company has very much improved its drilling fleet which will allow it to better service its customers at a reduced cost.

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties.

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is a downturn in demand for minerals and metals which directly impacts the need for drilling services. To mitigate this risk the Company has exploited its competitive advantage in specialized drilling such as, geotechnical, geo-environmental, as well as drilling in difficult environmental conditions.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs as we have witnessed over the past twelve (12) months. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required for 95% of all drilling contracts.

Levels of inventory increase from increased revenue activity and an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. At this point, management has determined that there is little obsolescence within the Company. However, it is substantially reducing purchases and using existing inventory, as well as moving inventory between divisions as the demands ebb and flow in the seven areas of the world where the Company is located. Also, in order to minimize exposure to high inventory risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs.

Country Risk

The Company has been expanding its operations outside of North America into Central & South America, West and East Europe, as well as West Africa. With this, comes the risk of dealing in a variety of business and political jurisdictions. Unanticipated economic, political, tax related, regulatory or legal changes could have a negative impact on operations and assets. The risks include, but are not limited to, extreme fluctuations in currency exchange rates and high rates of inflation, changes in mining or investment policies or shifts in political attitude that may adversely affect the business. The Company continues to monitor developments in all current jurisdictions.

Workforce Availability

The change in the metals and minerals industry has eliminated the shortage of qualified drillers. In the past two years, the Company implemented a number of initiatives to retain experienced existing and new employees for the field, as well as for international management. In addition, the Company has been successful at utilizing non-Canadian drillers in Canada and in its international operations.

We believe that as we experience the existing difficult market conditions, the dedicated people that the Company hired plus new employees will rise to the challenge and help the Company weather the storm that will likely continue to the end of the Company's fiscal year.

Reliance on Key Accounts

The Company has a number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment, consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada and globally that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. However, Cabo has operations in USA, Liberia, Spain, Mexico and Panama where the Company does receive payments in foreign currency. In order to reduce its exposure to foreign exchange risks the Company contracts in U.S. dollars and Euros. This may negatively impact a project's profitability due to currency exchange volatility. Margin performance however is less affected by currency fluctuations as a large portion of costs are typically in the same currency as revenues. Furthermore, certain larger foreign currency contracts contain clauses smoothing out foreign exchange risks for both the Company and its clients. The Company holds US Dollar and Euros denominated currencies and securities that may be subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. In the past, business acquisitions were an important tool in this pursuit, but over the last three years no acquisitions have taken place, precluding any integration problems.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. These factors include market supply and demand fluctuations, the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2008.

The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial positions are as follows:

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are carefully and regularly monitored, and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets is regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax assets.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As at June 30, 2008 the Company has not designated any hedging relationships.

Changes in Accounting Policies including Initial Adoption

Financial Instruments – Disclosure & Presentation

In March 2007, the CICA issued Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial instruments – Presentation", which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. Effective June 30, 2008, the Company implemented these disclosures, although the adoption of these sections did not impact the Company.

Comprehensive Income

Effective July 1, 2006, the Company adopted CICA Handbook Section 1530, which establishes standards for reporting and presenting comprehensive income, defined as the change in equity from transactions and other events from non-owner sources. Accordingly, a new consolidated statement of operations and comprehensive income now forms part of the Company's consolidated financial statements and displays current period net income and other comprehensive loss. Other comprehensive loss consists of unrealized losses on available-for-sale financial assets. The cumulative changes in other comprehensive loss are included in accumulated other comprehensive loss, which is a new category within shareholders' equity in the consolidated balance sheet.

Inventory

In June 2007, the CICA issued Section 3031, "Inventories", which requires inventory to be measured at the lower of cost and net realizable value and which includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company is in the process of evaluating the impact of this standard.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective June 30, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement". The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Capital Disclosures

The CICA issued a new accounting standard, Section 1535, "Capital Disclosures", which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section will be effective for the Company beginning July 1, 2008. The Company is currently assessing the impact of the above new accounting standards on the Company's financial positions and results of operations.

Accounting Changes

Effective July 1, 2007, the Company adopted Section 1506, "Accounting Changes", which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Internal Controls over Financial Reporting

Management has designed internal controls over financial reporting (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in our internal controls over financial reporting during the year ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Convergence with International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Sources of Information

Additional information relating to Cabo Drilling Corp., including the Company's Annual Report for the most recent financial year, can be found on SEDAR at www.sedar.com.